April 15, 2011

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Mark Shannon and Mr. Douglas Brown

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 8, 2011, regarding
Vista Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Proxy Statement on Schedule 14A
Filed March 30, 2011
Response Letter Dated March 24, 2011
File No. 001-0925

Form S-3
File No. 333-172826
Filed March 15, 2011

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby submits this letter in response to the staff’s comments set forth in the April 8, 2011 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2011, the above-referenced Proxy Statement on Schedule 14A, as filed with the SEC on March 30, 2011 (File No. 001-0925), and the Registration Statement on Form S-3 (File No. 333-172826), as filed with the SEC on March 15, 2011.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Registration Statement on Form S-3

General

Staff Comment No. 1

We remind you that we will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K and related filings.

Securities and Exchange Commission
April 15, 2011

Company Response

The Company notes your comment and will not request acceleration of the Form S-3 until the staff has cleared comments on the Form 10-K and related filings.

Staff Comment No. 2

We note that the registration statement includes shares of common stock issuable by you upon exercise of outstanding warrants by persons other than selling warrantholders included in the registration statement. Please revise your filing to identify the warrantholders and describe how the warrantholders acquired the warrants.

Company Response

The registration statement does not identify the warrantholders or describe how the warrantholders acquired the warrants because this part of the registration statement is registering the primary issuance of common shares of the Company upon exercise of the warrants by persons that have acquired the warrants through a resale under the registration statement.  Unlike in a secondary offering, the Company does not know the identity of the persons that will acquire the warrants upon resale by the selling warrantholders pursuant to the registration statement.

To clarify, the registration statement does not register the primary issuance of common shares to warrantholders that purchased the warrants pursuant to the Company’s private placement of special warrants on October 22, 2010.  We understand that the registration of the primary issuance of common shares to these warrantholders would be contrary to the prohibition on turning a private offering into a public offering.  Therefore, in relation to the warrantholders that purchased the warrants pursuant to the Company’s private placement on October 22, 2010, or any persons that subsequently acquired such warrants on a private resale basis, we are only registering the resale of the common shares issuable upon exercise of the warrants.

However, we understand that once the warrants have been resold through the secondary offering registered in this registration statement, the primary issuance of the common shares upon exercise of the warrants by the persons that acquired the warrants through this resale registration statement can be registered without violating the prohibition on turning a private offering into a public offering.

We refer the Staff to the following registration statements: (a) Hilltop Holdings Inc. (formerly, Affordable Residential Communities Inc.) Form S-3, as filed with the SEC on April 14, 2005 (File No. 333-124073), (b) Iridium Communications Inc. Form S-3, as filed with the SEC on September 29, 2009 (File No. 333-162206) and (c) Western Liberty Bancorp Form S-3, as filed with the SEC on November 16, 2009 (File No. 333-163129).

We also note that our understanding above was confirmed with the Staff in September 2010 in a telephone conference between Christian Cu of O’Neill Law Group PLLC, on behalf of the placement agents in the October 22, 2010 special warrant financing, and Ted Yu, Special Counsel at the SEC.

We have added language to amendment no. 1 to the registration statement on the cover page and in the section entitled “Plan of Distribution” to clarify the nature of the primary offering.

Securities and Exchange Commission
April 15, 2011

Signatures, page II-6

Staff Comment No. 3

Please revise to include the signatures of your controller or principal accounting officer.

Company Response

Our Chief Financial Officer is our principal accounting officer and has signed the Form S-3 on behalf of the Company and on his own behalf.  We have added language to his signature block to indicate that he is the principal accounting officer of the Company.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Staff Comment No. 4

We note your response to our prior comment 1 from our letter to you dated March 11, 2011. Please revise your proposed disclosure to quantify the specific goals of the company in general for the upcoming fiscal year.  For example, we note that the compensation committee used the company’s budgets for cash expenditures, corporate administrative expenses, Concordia project expenses, and Mt. Todd project expenses in making its compensation determinations.  If you believe disclosing the budgets would result in competitive harm such that the budgets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a details explanation supporting your conclusion.  If the disclosure would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the budgets or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

Company Response

For the current fiscal year ending December 31, 2011, the Compensation Committee has not yet held its meeting to set the specific overall corporate goals or the individual performance goals for executive officers in relation to the determination of incentive bonuses.  The Compensation Committee holds this meeting after directors have been re-elected for the next term and the composition of the board’s committees has been affirmed for the next fiscal year.  This year, the Company’s annual general meeting of shareholders will be held on May 6, 2011, and the Compensation Committee plans to meet immediately thereafter to discuss these matters.

While the Compensation Committee expects that the goals for the next fiscal year will be materially consistent with the general description of overall corporate goals and performance goals for executive officers in determining incentive bonuses and the Company’s overall executive compensation structure as described in the proxy statement, at this time, it is not possible to quantify goals for the upcoming fiscal year as those goals have not been determined. The Compensation Committee determines corporate goals and individual performance goals based on the Company’s 2011 general business plan and the Compensation Committee’s discretionary assessment of personal performance goals necessary and adequate to reward the executive officers for effectively and efficiently implementing that business plan.  Until such time as the Compensation Committee holds its meeting to discuss and determine these goals, the Company cannot provide the disclosure requested by the Staff’s comment and the Company

Securities and Exchange Commission
April 15, 2011

respectfully submits that no additional disclosure is required at this time pursuant to Item 402(b) of Regulation S-K.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

●
the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K, proxy statement on Schedule 14A and registration statement of Form S-3;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9654.

Sincerely,
Vista Gold Corp.

/s/ Greg Marlier
Greg Marlier
Chief Financial Officer